UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BIOTIE THERAPIES OYJ

(Name of Subject Company (Issuer))

ACORDA THERAPEUTICS, INC.

(Name of Filing Person (Offeror))

Ordinary shares, no nominal value (“Ordinary Shares”)

American Depositary Shares (“ADSs”), each representing 80 ordinary shares, no nominal value

Option rights issued under the December 6, 2011 option plan (“2011 Option Rights”)

Option rights issued under the January 2, 2014 option plan (“2014 Option Rights”)

Option rights issued under the January 4, 2016 option plan (“2016 Option Rights”)

Share units issued under the December 6, 2011 equity incentive plan (“2011 Share Rights”)

Share units under the January 2, 2014 equity incentive plan (“2014 Share Rights”)\

Option rights awards under the Swiss option plan dated June 18, 2008 (“Swiss Option Rights”)

Warrants issued on May 28, 2015 (“Warrants”)

(Title of Class of Securities)

FI0009011571 (Ordinary Shares)

09074D103 (ADSs)

None (2011 Option Rights)

None (2014 Option Rights)

None (2016 Option Rights)

None (2011 Share Rights)

None (2014 Share Rights)

None (Swiss Option Rights)

None (Warrants)

(CUSIP Number of Class of Securities)

Jane Wasman

President, International, General Counsel and Corporate Secretary

Acorda Therapeutics, Inc.

420 Saw Mill River Road

Ardsley, NY 10502

(914) 347-4300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Daniel Wolf, P.C.

Kirkland & Ellis LLP

601 Lexington Ave

New York, NY 10022

(212) 446-4884

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A	N/A
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

The pre-commencement communication filed under cover of this Schedule TO relates to a planned tender offer (the “Tender Offer”) by Acorda Therapeutics, Inc., a Delaware corporation (“Acorda”) for all of the outstanding Ordinary Shares, ADSs, 2011 Option Rights, 2014 Option Rights, 2016 Option Rights, 2011 Share Rights, 2014 Share Rights, Swiss Option Rights and Warrants (collectively, the “Equity Interests”) in Biotie Therapies Corp., a Finnish corporation (“Biotie”), pursuant to a Combination Agreement, dated as of January 19, 2015, by and between Acorda and Biotie.

On March 3, 2016, Acorda issued a press release announcing that it has filed the tender offer document relating to the Tender Offer with the Finnish Financial Supervisory Authority.

The Tender Offer has not yet commenced, and this Schedule TO is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the Tender Offer is commenced, Acorda will file, or will cause a new wholly owned subsidiary to file, with the SEC a tender offer statement on Schedule TO. Investors and holders of Biotie Equity Interests are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Biotie with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov upon the commencement of the Tender Offer. In addition, a copy of the offer to purchase, letter of transmittal and other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Acorda at www.acorda.com or Office of the Corporate Secretary, 420 Saw Mill River Road, Ardsley, New York 10502.

In addition to the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, Acorda files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Acorda at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Acorda’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

THE TENDER OFFER WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE EITHER AN OFFER OR PARTICIPATION THEREIN IS PROHIBITED BY APPLICABLE LAW OR WHERE ANY TENDER OFFER DOCUMENT OR REGISTRATION OR OTHER REQUIREMENTS WOULD APPLY IN ADDITION TO THOSE UNDERTAKEN IN FINLAND AND THE UNITED STATES.

IN ADDITION, THE TENDER OFFER DOCUMENTS, THIS SCHEDULE TO AND RELATED MATERIALS AND ACCEPTANCE FORMS WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW. IN PARTICULAR, THE TENDER OFFER IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG. THE TENDER OFFER CANNOT BE ACCEPTED BY ANY SUCH USE, MEANS OR INSTRUMENTALITY OR FROM WITHIN CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG.

Item 12. Exhibits.

Exhibit Number	Description
99.1	Press release dated March 3, 2016